UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number No. 001-42155

Ping An Biomedical Co., Ltd.

(Registrant’s Name)

22/F, China United Plaza

1002-1008, Tai Nan West Street

Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

Ping An Biomedical Co Ltd (the “Company”), through its wholly owned subsidiary, Meridian Industries Limited, entered into a sale and purchase deed with Multi Ridge (Asia) Limited, dated July 2, 2026 (the “Deed”), pursuant to which the Company purchased certain trademarks for the consideration of, in aggregate USD2,500,000. Completion of the Deed occurred on July 10, 2026.

A copy of the form SPA is furnished as Exhibit 99.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
99.1	Ping An Sale and Purchase Deed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: July 20, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairman of the Board of Directors

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